CLEARLY CANADIAN BEVERAGE CORPORATION
Unaudited Proforma Consolidated Statement of Operations
Year ended December 31, 2006
(Expressed in thousands of United States dollars)

	Clearly Canadian	DMR Food
	Beverage Corporation	Corporation	MOB	Adjustments	Notes	Proforma

Sales	$7,462	$3,828	$1,343	(626)	(a)	$12,007

Cost of Good	5,677	2,958	1,072	(488)	(a)	9,219

Gross Profit	1,785	870	271			2,788

Expenses
Selling, general and administration	6,751	760	276	769	(a),(b),(e)	8,556
Amortization	16	34		(4)	(a)	46
Royalty revenue	(125)					(125)
Interest income	(132)					(132)
Other (income) expenses	(35)					(35)
Financing cost	132					132
Interest on short term debt	148	17	6	(3)	(a)	168
Interest on long term debt	6					6
Interest on convertible debt	-			585	(c),(d),(f)	585
Stock based compensation	2,426					2,426
Write down of property, property and
equipment	137					137
Gain on sale of investments	(201)					(201)
Write down on distribution rights	-					-
Loss on settlement of lawsuit	797					797
Restructuring	112					112
	$10,032	$811	$282			$12,472

Income (loss) for the
year	$(8,247)	$59	$(11)			$(9,684)

Loss per share, basic
and diluted	$(0.82)					$(0.89)

Weighted average
number of shares
outstanding	10,223,284					10,808,563
See accompanying notes to proforma consolidated
financial statement

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

On February 7, 2007 and May 24, 2007, Clearly Canadian Beverage Corporation (Clearly Canadian) completed its acquisition of DMR Food Corporation, (Sweet Selections) and My Organic Baby Inc. (MOB) respectively. Sweet Selection and MOB are both Ontario, Canada incorporated companies.

We have derived the following unaudited pro forma consolidated statement of operations by applying pro forma adjustments to the historical audited financial statements of Clearly Canadian for the year ended December 31, 2006, the audited financial statements of MOB for the year ended January 31, 2007 and the audited financial statements of Sweet Selections for the year ended September 30, 2006. The unaudited pro forma consolidated statement of operations give effect to the acquisitions, as if they had occurred on January 1, 2006, and the following assumptions:

  the audited statement of income for both Sweet Selection and MOB are both reported in CAD currency. These were converted to United States dollars in the adjustment column based on the conversion rate of $1 USD = $1.136 CAD and $1 USD = $1.143 CAD respectively; (see note a – adjustment table)

  the employment agreements with former officers and shareholders of MOB for a term of 3 years for which, Clearly Canadian issued 215,000 common shares at $2.48 USD per share in consideration for the employment contracts. Clearly Canadian expensed $533,000 in selling general and administration relating to these agreements; (see note b adjustment table)

  the increase in selling general and administration of $236,000 relating to the employment agreements with 2 former officers and shareholders of DMR and MOB ; (see note e adjustment table)

  the interest expense of $317,000 from the convertible note payable at 9% per annum for $4 million dollars related to the acquisition; (see note f adjustment table)

  the interest expenses of $194,000 and interest accretion of $74,000 from the subordinated convertible note payable to former shareholders of Sweet Selection and MOB after the September, 2007 convertible note payable financing ; (see note c & d adjustment table)

We described the assumptions underlying the pro forma adjustments in the above notes, which you should read in conjunction with these unaudited pro forma consolidated statement of operations. We have based the unaudited pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We present the unaudited pro forma consolidated statement of operation information for informational purposes only. The unaudited pro forma consolidated statements of operations do not purport to represent what our results of operations would have been had the transactions described above actually occurred on the dates indicated and they do not purport to project our results of operations for any future period.

No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of transaction. The pro forma consolidated statement of operations do not reflect non-recurring changes or credits directly attributable to the transaction, of which none are currently anticipated.

We have not performed a review of the intangible and goodwill assets as results of our acquisition of Sweet Selection and MOB. A formal valuation will be completed when we complete of our annual financial statements for the year ended. Thus, the pro forma statement of operations does not include the amortization of intangible assets. The actual amortization amounts will differ from those we present herein, and the differences may be material.